SI N

19007775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/25/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA AVANT-GARDE TRADING SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 W. MONROE, SUITE 845
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor 773 469 7562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Gompert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVANT-GARDE TRADING SECURITIES, as of February 28, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JACQUELYN MADISON
Official Seal
Notary Public – State of Illinois
My Commission Expires Sep 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avant Garde Trading Securities

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

December 31, 2018

Avant Garde Trading Securities

CONTENTS

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avant-Garde Trading Securities as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the period September 25, 2018 through December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avant-Garde Trading Securities as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avant-Garde Trading Securities' management. Our responsibility is to express an opinion on Avant-Garde Trading Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avant-Garde Trading Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avant-Garde Trading Securities' financial statements. The supplemental information is the responsibility of Avant-Garde Trading Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avant-Garde Trading Securities auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2019

Avant Garde Trading Securities

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets		
Cash and cash equivalents	$	234,880
Total assets	$	234,880
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	8,813
Accounts Payable		7,500
Total liabilities		16,313
Members' equity		
Members' equity		218,567
Total members' equity		218,567
Total liabilities and members' equity	$	234,880

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF OPERATIONS

For the period September 25, 2018 to December 31, 2018

Revenue	
Other income	40
Total revenue	40
Expenses	
Professional and consulting fees	65,925
Regulatory fees and expenses	1,100
Other operating expenses	3,063
Total expenses	70,088
Income (loss) before interest and income taxes	(70,048)
Net Income (Loss)	$ (70,048)

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period September 25, 2018 to December 31, 2018

	Members' Equity
Members' equity, September 25, 2018	238,615
Member contributions	50,000
Member withdrawals	-
Net income (Loss)	(70,048)
Members' equity, end of period	218,567

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF CASH FLOWS

For the period September 25, 2018 to December 31, 2018

Cash flows from operating activities		
Net Income (Loss)	$	(70,048)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accrued liabilities		8,813
Accounts Payable		7,500
Net cash used by operating activities		(53,735)
Cash flows from financing activities		
Capital contributions		50,000
Net cash provided (used) by financing activities		50,000
Net change in cash and cash equivalents		(3,735)
Cash and cash equivalents, September 25, 2018		238,615
Cas Cash and cash equivalents, end of period	$	234,880
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Avant Garde Trading Securities. (the "Company"), is a broker-dealer, registered with the the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"), The Company is wholly-owned by Prosperum Financial Holdings, LLC (the "Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. As of this report date, the Company has not engaged in securities trading or brokerage activity. The Company, as a broker-dealer, will engage in various securities trading and brokerage activities and will not carry margin accounts, will promptly transmit all customer funds and deliver all securities received in connection with the Company's activities as a broker-dealer, and will not otherwise hold funds or securities for, or owe money or securities to, customers. Pursuant to the Company's FINRA approval, prior to conducting brokerage activities the Company will enter into a fully disclosed clearing agreement with a clearing broker-dealer.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Income Taxes

The Company does not record a provision for income taxes because the member reports their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company

has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of September 25, 2018, or to revenue for the period from September 25, 2018 through December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months than 15 to 1 thereafter.. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $218,567, which was $168,567 in excess of its required net capital of $50,000.

3. Commitments

On August 9, 2018, the Parent Company entered into a Statement of Work to the Subscriber Access, Service and License Agreement with PTS Financial Technology, LLC. The expenses under the agreement are allocated to the Company. As of December 31, 2018, $50,000 included in the *Professional and consulting fees* expense line item on the Statement of Operations. At December 31, 2018, the future minimum commitment as listed as follows:

Year	
2019	$70,000
Total	$70,000

4. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2018. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments

Avant Garde Trading Securities

SUPPLEMENTAL INFORMATION

December 31, 2018

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	218,567
Less: Non allowable assets		-
Net capital		218,567
Haircut on securities		-
Adjusted net capital		218,567
Net minimum capital requirement of 12.50% of aggregate indebtedness of $2,039 or $50,000 whichever is greater		50,000
Excess net capital	$	168,567

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of 12/31/2018 as amended	$	218,567
No adjustments		-
Net capital per above computation	$	218,567

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as amended as of December 31, 2018.

December 31, 2018

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6******991*****************ALL FOR AADC 606
70066 FINRA DEC
PROSPERUM SECURITIES LLC
AVANT-GARDE TRADING SECURITIES
230 W MONROE ST STE 845
CHICAGO, IL 60606-4706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryon Taylor 773 469 756

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Prosperum Securities LLC DBA
Avant-Garde Trading Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 20 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6******991********************ALL FOR AADC 606
70068 FINRA DEC
PROSPERUM SECURITIES LLC
AVANT-GARDE TRADING SECURITIES
230 W MONROE ST STE 845
CHICAGO, IL 60606-4706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryon Taylor 773 469 756

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Prosperum Securities LLC DBA
Avant-Garde Trading Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 20 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avant-Garde Trading Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avant-Garde Trading Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Avant-Garde Trading Securities stated that Avant-Garde Trading Securities met the identified exemption provisions throughout the period beginning September 25, 2018 and ending December 31, 2018 without exception. Avant-Garde Trading Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avant-Garde Trading Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2019